April 11, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Alberto-Culver Company

Form 10-K for the fiscal year ended September 30, 2007

File No. 1-32970

Ladies and Gentlemen:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated March 28, 2008 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the fiscal year ended September 30, 2007. For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.	In future filings you should disclose the gross margin amounts and percentages for your reportable segments in order to facilitate a more meaningful discussion. See section III.F.1. of SEC Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations: Certain Investment Company Disclosures. Securities Act Release no. 33-6835. We note that you appear to use earnings before interest and taxes as a performance measure for your reportable segments. Please include a discussion of the items that comprise this measure as part of your MD&A disclosure.

RESPONSE: The Company agrees that in future filings we will disclose the gross margin amounts and percentages for each of our reportable segments in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and, to the extent relevant for the periods, provide a discussion of the significant factors affecting these amounts and their comparability. In addition, we will provide a discussion of advertising, marketing, selling, administrative and other expenses for each of our reportable segments in the MD&A section of our future filings in order to provide investors with information on all components that are included in our segment operating profit performance measure.

Mr. John Cash

April 11, 2008

Critical Accounting Policies, page 35

2.	Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise your critical accounting policy disclosures where appropriate to provide quantitative and qualitative disclosure of each estimate’s specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release 33-8350/34-48960) issued December 19, 2003. For example, for your sales incentives disclosure you could include a sensitivity analysis showing what the impact would be to your accrual if your actual cost differed from your estimated costs by 1% or some similar measure. Also, with respect to share based payments you should repeat your disclosure of the amount of share based compensation recorded, the amount of deferred compensation to be expensed in the future, and significant changes recorded during the year as a result of adjustments to estimated forfeiture rates as well as changes in the probability of attainment of performance based awards (if applicable). You should also quantify the estimates used in the Black-Scholes valuation model and also highlight the fact that changes in estimates used in the Black-Scholes valuation model would impact the value of awards issued in the future but not those previously issued (unless there was an error in the previous calculation). Additionally, we note that goodwill represents approximately 14% of total assets, your critical accounting policies should address and quantify those factors you consider when performing your annual goodwill impairment analysis.

RESPONSE: The Company agrees that beginning with the Form 10-Q for the quarter ended March 31, 2008, which is due May 12, 2008, we will enhance our disclosures of certain critical accounting policies in MD&A as requested by the Staff. Where appropriate, we will provide quantitative and qualitative disclosures of certain estimates’ sensitivities to change in order to provide more insight into the quality and variability of the financial information. In addition, we will (i) repeat certain disclosure information from our financial statement footnotes regarding stock-based compensation and (ii) quantify the estimates used in the Black-Scholes valuation model and also highlight the fact that changes in estimates used in the Black-Scholes valuation model would impact the value of awards issued in the future but not those previously issued. Finally, we will include a discussion of our accounting policy to perform an annual goodwill impairment test and quantify those factors considered in performing our impairment analysis in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies – Financial Instruments, page 44

3.	We note that you regularly invest in auction rate securities and have classified those investments as available for sale short-term investments. We also note that these

Mr. John Cash

April 11, 2008

investments have significantly increased year over year. Please enhance future filings to include disclosures required by paragraph 19 of SFAS 115 and provide to us your proposed disclosures. We believe your disclosures should clearly explain to a reader what types of backing the auction rate securities you invest in have and what risks are associated with those types of investments.

RESPONSE: The Company agrees that in future filings we will enhance our disclosures regarding our investments in available for sale auction rate securities. First, please note that our auction rate security investment balance has decreased significantly since September 30, 2007. Historically, the periodic auctions for these investments have provided a liquid market for these securities, and we have disclosed that the carrying amounts of our investments have approximated fair value. In fiscal year 2007 and prior years, we have never been required to record any gains or losses related to these investments in accumulated other comprehensive income, which is the primary disclosure requirement of paragraph 19 of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” However, recent trends in the auction rate security markets and the credit and capital markets in general have resulted in accounting and disclosure implications for our remaining auction rate securities during the quarter ended March 31, 2008, and increased disclosure will be included in the Company’s next Form 10-Q which is due May 12, 2008. The Company expects its enhanced disclosure will be similar to the following:

The company regularly invests in auction rate securities (ARS) which typically are bonds with long-term maturities that have interest rates which reset at intervals of up to 35 days through an auction process. These investments are classified as available for sale investments in the consolidated balance sheets. All of the company’s investments in ARS at March 31, 2008 represent interests in pools of student loans and have AAA/Aaa credit ratings. In addition, all of these securities carry an indirect guarantee by the U.S. federal government of at least 97% of the par value through the Federal Family Education Loan Program (FFELP). Based on these factors and the credit worthiness of the underlying assets, the company believes that it has very little, if any, principal risk with regard to these investments.

Historically, the periodic auctions for these ARS investments have provided a liquid market for these securities. As a result, the company carried its investments at par value, which approximated fair value, and classified them as short-term in the consolidated balance sheets. During the quarter ended March 31, 2008, each of the company’s remaining ARS investments experienced multiple failed auctions, meaning that there have not been sufficient bidders to match the supply of securities submitted for sale. The company continues to earn interest on these investments at the maximum contractual rate and continues to collect the interest in accordance with the stated terms of the securities. Given the company’s inability to estimate when its ARS will settle, the investments have been reclassified to long-term consistent with the terms of the underlying securities.

Mr. John Cash

April 11, 2008

[Discussion of the ARS fair value as of March 31, 2008 will be included here.]

The company anticipates that its existing cash and cash equivalent balances, along with cash flows from operations and available credit, will be sufficient to fund its operating and other requirements.

We are in the process of determining the fair value of our auction rate securities as of March 31, 2008, and our proposed disclosure will be further expanded (as indicated above) to include a discussion of how we determined the fair value, any fair value adjustments that may be necessary, as well as our conclusions as to whether or not the adjustments are other-than-temporary in accordance with FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

(3) Discontinued Operations, page 47

4.	We note that you have accounted for the separation of Sally Beauty Holdings as a reverse spin-off. Please explain to us how you have determined that this accounting treatment is appropriate based on the guidelines set forth in EITF 02-11.

RESPONSE: Due to the significance of this accounting treatment, we supplementally raised the accounting successor issue with the Staff in a letter dated September 29, 2006 (pages 4 and 5) and a follow-up letter dated October 17, 2006 (page 2), which letters will be sent to the Staff under separate cover by overnight delivery. Both of these letters indicated, and the Company’s disclosures in the Proxy Statement/Prospectus – Information Statement and related Form 10 filed in connection with the separation of Sally Beauty Holdings reflected, treatment of the Company as the accounting spinnor in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs,” and the Staff did not object to that treatment. Consistent with treating the Company as the accounting spinnor, the Staff indicated that they would not object to the treatment of the Company as the successor for purposes of Rule 12g-3.

According to Paragraph 7 of EITF 02-11, “reverse spinoff accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financial statements.” The substance of the separation transaction was that the Company (a) spun off its Sally/BSG business (New Sally) in a transaction whereby a third party, Clayton, Dubilier & Rice (CDR), acquired effective control of New Sally and (b) senior management and the board of directors of the Company continued to operate and exercise full control over the Company.

While New Sally was the legal spinnor and was larger based on net sales and EBIT as well as fair value, the Company concluded, and its registered public accountant, KPMG LLP, agreed, that reverse spinoff accounting, with the Company as the accounting spinnor, was appropriate in accordance with EITF 02-11 due to the following facts:

•

in substance, the transaction was the sale by New Sally of a 47.5% stake in New Sally that effectively gave control of New Sally to a third party, CDR – existing Alberto-Culver shareholders received $25 per share in cash (approximately $2.35 billion) and reduced their interest in New Sally from an estimated pre-transaction value of $3.031 billion to an estimated value of $636 million post-transaction;

Mr. John Cash

April 11, 2008

•	senior management of the predecessor entity remained with the Company; and

•

numerous other facts and circumstances (board of directors, treatment of cash, responsibility for taxes along with several other factors) also dictated that the substance of the transaction was a spinoff of New Sally.

A detailed analysis of the facts and circumstances that led to this conclusion is attached as Appendix I.

(10) Business Segments, Geographic Area and Major Customer Information, page 57

5.	We note that you have two reportable segments: Consumer Packaged Goods and Cederroth International and that the consumer packaged goods segment has products ranging from hair care to grocery and household brands. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segments.

RESPONSE: The Company’s two reportable segments – Consumer Packaged Goods (CPG) and Cederroth International – represent the only two components of our operations that meet the definition of an operating segment from paragraph 10 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

An operating segment is defined as a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•	for which discrete financial information is available.

CPG and Cederroth International both engage in business activities from which they earn revenues and incur expenses and have discrete financial information. The chief operating decision maker of the Company (the CEO) reviews the financial information and operating results of these two businesses in order to make decisions about the allocation of resources and to assess the company’s performance. There are no businesses below the level of these two operating segments for which financial information and operating results are utilized by the CEO to make resource allocation decisions and to assess performance.

Mr. John Cash

April 11, 2008

Paragraph 17 of SFAS No. 131 is not applicable as the Company has only two operating segments which are not aggregated.

6.	We note that your net sales to other foreign countries represent approximately 35% of total net sales and that your identifiable foreign assets represent approximately 39% of total identifiable assets. Please tell us what consideration you gave to breaking out those countries individually, where material, as required by paragraph 38 of SFAS 131.

RESPONSE: The Company considers 10% of consolidated net sales to be material when determining whether sales for any individual foreign country should be disclosed separately in accordance with paragraph 38(a) of SFAS No. 131. As a result, sales for the United Kingdom, which exceeded the 10% threshold, were separately disclosed and the remainder were included as “Other Foreign.” Our most significant individual country included in the “Other Foreign” caption was Sweden which had sales totaling approximately 6.6%, 7.5% and 8.6% of total consolidated net sales in fiscal years 2007, 2006 and 2005, respectively. Based on this information, the Company determined that no individual country included in “Other Foreign” was material and, as a result, provided sales information in the aggregate for these countries.

Similarly, the Company considers 10% of consolidated identifiable assets to be material when determining whether assets for any individual foreign country should be disclosed separately in accordance with paragraph 38(b) of SFAS 131. Our most significant individual foreign country was the United Kingdom which had total assets of approximately 9.3%, 4.7% and 4.8% of total consolidated identifiable assets as of the end of fiscal years 2007, 2006 and 2005, respectively. Based on this information, we determined that no individual foreign country was material and, as a result, provided asset information for all “Foreign” countries in the aggregate.

The Company will continue to assess the materiality of our foreign countries each year and will make additional disclosures for individual foreign countries if their respective sales or assets are determined to be material.

Item 9A. Controls and Procedures, page 66

7.

We note the disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that the information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” Please confirm to us for both your Form 10-K and your December 31, 2007 Form 10-Q, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act

Mr. John Cash

April 11, 2008

is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

RESPONSE: We confirm that, with respect to our most recent Forms 10-K and 10-Q, our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. We will revise future filings to conclude that our disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.

In connection with these responses, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3105 or Paul Hoelscher, Vice President and Corporate Controller, at (708) 450-3128.

Sincerely,

/s/ Ralph J. Nicoletti
Ralph J. Nicoletti
Senior Vice President and Chief Financial Officer

cc:	V. James Marino

Paul W. Hoelscher

APPENDIX I

Paragraph 5 of EITF Issue No. 02-11, “Accounting for Reverse Spinoffs,” notes “In certain cases, the spinoff of a subsidiary to its shareholders is such that the legal form of the transaction does not match its substance. That is, in certain circumstances, the spinnee will be the continuing entity.” Paragraph 7 of EITF 02-11 further states “that reverse spinoff accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financial statements.”

The legal spinnor in the transaction was New Sally, a holding company formed in connection with the transaction. According to paragraphs 7 and 8 of EITF 02-11, a presumption exists that the transaction should be accounted for based on its legal form. However, this presumption may be overcome, depending on an evaluation of all relevant facts and circumstances, if the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financial statements.

Notwithstanding the legal form of the separation transaction, because of the substance of the transaction, the Company (also referred to as New Alberto-Culver) was considered the divesting entity and treated as the “accounting spinnor,” and New Sally was considered the “accounting spinnee” for financial reporting purposes in accordance with EITF 02-11.

In reaching this conclusion, the following indicators from paragraph 8 of EITF 02-11 were considered with no one indicator being considered presumptive or determinative:

•

The size of the legal spinnor and the legal spinnee – all else being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor) based on a comparison of revenues, earnings and assets.

Based on net sales and EBIT, New Sally was larger than the New Alberto-Culver business. However, based on assets, New Sally and New Alberto-Culver were approximately the same size. This factor favored New Sally as the accounting spinnor.

•

The fair value of the legal spinnor and the legal spinnee – all else being equal, in a reverse spinoff, the fair value of the accounting spinnor (legal spinnee) is larger than the fair value of the accounting spinnee (legal spinnor).

The implied enterprise value of New Sally from the transaction was approximately $3.031 billion which was significantly more that the implied fair value of New Alberto-Culver from the transaction of $1.614 billion to $1.937 billion. This factor favored New Sally as the accounting spinnor. However it is noted that, taking into account the new debt incurred by New Sally and the $25 special cash dividend paid to shareholders, immediately before and after the spinoff, the implied equity value of New Sally was approximately $1.211 billion, significantly less than the implied fair value of New Alberto-Culver of $1.614 billion to $1.937 billion.

APPENDIX I, continued

•

Senior management – all else being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) retains senior management of the formerly combined entity. Senior management generally consists of the chairman, CEO, COO, CFO and those divisional heads reporting directly to them.

The presidents of the two businesses at the time of the separation continued to run the separated businesses as the new CEOs of the two new public companies. The executive chairman of the board of directors of Old Alberto-Culver remained as the executive chairman of the board of directors of New Alberto-Culver. All members of senior management of Old Alberto-Culver, other than the president of the Sally/BSG business, either remained part of senior management of New Alberto-Culver or retired after the separation. This factor favored New Alberto-Culver as the accounting spinnor.

•

Length of time to be held – all else being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may identify that entity as the accounting spinnee.

As a result of the transaction, existing shareholders received one share of New Alberto-Culver (estimated value of $18-$21), which basically represented the Consumer business “intact” as it operated prior to the separation. Existing shareholders also received one share of a highly leveraged New Sally (valued at approximately $6.78 based on Clayton, Dubilier & Rice’s (CDR) investment) and $25 per share in cash for the Sally/BSG business as it operated prior to the separation.

In substance, the transaction was the sale by New Sally of a 47.5% stake in the Sally/BSG business that effectively gave control of New Sally to a third party, CDR – current shareholders received $25 per share in cash and reduced their interest in New Sally from an estimated pre-transaction enterprise value of $3.031 billion to an estimated value of $636 million post-transaction.

As paragraph 8 of EITF 02-11 states, “a proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may identify that entity as the accounting spinnee.” This factor favored New Alberto-Culver as the accounting spinnor.

In addition to the four items discussed in paragraph 8 of EITF 02-11, the following additional facts and circumstances were considered (all of which favored New Alberto-Culver as the accounting spinnor):

•

Reason for Legal Structure of Transaction. The separation transaction was structured in this legal form in order to ensure that the spinoff was tax-free to both the Company and shareholders. Paragraph 6 of EITF 02-11 presents an example of when it is appropriate to use reverse spinoff accounting. In this paragraph, it states that “the legal form of the spinoff may have been driven primarily for tax planning strategies.”

APPENDIX I, continued

•

Board of Directors. The board of New Sally initially consisted of three partners of CDR, three independent directors named by CDR, the new CEO of New Sally, and five directors named by Old Alberto-Culver (one of which was a director of Old Alberto-Culver). The board of New Alberto-Culver consisted of nine Old Alberto-Culver board members (the CEO of Old Alberto-Culver retired from the company and the board as a result of the transaction) and the new CEO of New Alberto-Culver. Shortly after the transaction, two of the Old Alberto-Culver board members retired and three new independent directors were elected to the New Alberto-Culver board of directors.

•

Treatment of Combined Entity’s Cash. In the transaction, the majority of the combined entity’s cash, regardless of whether it was previously part of the Consumer business, Sally/BSG or Corporate went with New Alberto-Culver. In order to provide adequate liquidity, a fixed amount of $52.7 million (plus various cash adjustments) was agreed to go with New Sally with the remaining cash staying with New Alberto-Culver. The final amount of cash that went with New Sally was $86.8 million (including the various cash adjustments), representing about 25% of Old Alberto-Culver’s cash at the end of the month preceding the closing of the transaction.

•

Responsibility for Taxes Resulting from the Transaction. As noted previously, the transaction was structured in order to be tax-free for both Alberto-Culver and its shareholders (except for the cash dividend). As with any transaction of this nature, there is a risk that the transaction eventually is not considered tax-free (“blown spin”). The allocation of responsibility for taxes arising from a blown spin between New Alberto-Culver and New Sally, among numerous other tax matters, was addressed in a tax allocation agreement. Generally, New Sally took responsibility for any taxes arising from a blown spin only for circumstances in which the blown spin results solely from an act of New Sally or any of its affiliates. For all other instances (e.g., New Alberto-Culver is at fault, neither party is at fault, each party is partially at fault), New Alberto-Culver took responsibility for any taxes arising from a blown spin. While the spinnor and spinnee sometimes share the risk of a blown spin when neither party is at fault, the spinnor often retains full responsibility for taxes resulting from a blown spin in that situation. It would be very rare for the spinnee to take full responsibility for taxes resulting from a blown spin when neither party is at fault.

•

Prior Terminated Transaction. Old Alberto-Culver previously agreed to spin off the Sally/BSG business and merge it into Regis Corporation. That transaction was terminated due to differences over operating and governance approaches, among other things. The current transaction was derived as another way to spin off the Sally/BSG business from Old Alberto-Culver and the Consumer business. The legal form of the transaction was structured in several steps with a new holding company created and ultimately New Alberto-Culver being legally spun off in order to make the transaction tax-free for both Alberto-Culver and its shareholders (except for the cash dividend). Legal and tax counsel indicated that keeping the legal structure as a spinoff of the Sally/BSG business, as originally planned in the Regis

APPENDIX I, continued

transaction, likely would result in tax issues for this transaction. The prior terminated transaction provides additional evidence that the substance of the current transaction was to spin off the Sally/BSG business and to continue operating the Consumer business.

•

Public Companies. Two public companies resulted from the transaction – New Alberto-Culver, representing the Consumer business with most of the previous board of Old Alberto-Culver, and New Sally, which owned the Sally/BSG business with a board consisting primarily of new board members not coming from the previous board of Old Alberto-Culver. Old Alberto-Culver shareholders continued to own the same interest in New Alberto-Culver that they owned immediately prior to the transaction while they owned a far lesser interest in New Sally after the transaction. New Alberto-Culver retained the name (Alberto-Culver Company) and NYSE ticker symbol (ACV) of the previous public company while a new name (Sally Beauty Holdings) and NYSE ticker symbol (SBH) were created for New Sally.

•

Corporate Functions. All “corporate” functional departments of Old Alberto-Culver remained with New Alberto-Culver following completion of the transaction. This included Corporate Finance (financial reporting and treasury), Tax, Investor Relations, Internal Audit, Legal, Risk Management and Regulatory Compliance. New Sally needed to establish these corporate functions within its organization.

•

Transitional Services. As part of the transaction, New Alberto-Culver provided transitional services to New Sally for a period of time following completion of the transaction. These services included areas such as tax, risk management, intellectual property law and regulatory compliance.

•

Corporate Assets and Liabilities. Assets and liabilities of Old Alberto-Culver that were classified as “corporate” remained with New Alberto-Culver upon completion of the transaction. This included the corporate headquarters and other buildings, corporate airplane, existing public debt, executive retirement obligations and director deferred compensation liabilities.

•

Transaction Expenses. As part of the transaction, CDR agreed to pay up to $20 million of transaction expenses incurred by Old Alberto-Culver in connection with the deal. Old Alberto-Culver had negotiated a similar arrangement with Regis in the prior terminated transaction. The acquirer in an acquisition is often responsible for paying all or a portion of the selling company’s deal related expenses.